February 11, 2019

VIA EDGAR

Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SANUWAVE Health, Inc.

Amendment No. 9 to Registration Statement on Form S-1
Filed January 25, 2019
File No. 333-213774

Dear Mr. Mancuso:

On behalf of our client, SANUWAVE Health, Inc. (the “Company”), this letter responds to comments discussed with the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via teleconference on February 8, 2019 regarding the above-referenced Amendment No. 9 to the Registration Statement on Form S-1 (the “Registration Statement”).

1.
Resales by selling stockholders pursuant to the Company’s Registration Statement on Form S-1, file no. 333-195263 (the “2014 Registration Statement”) or the Company’s Registration Statement on Form S-1, file no. 333-208676 (the “2016 Registration Statement”) that occurred after the de-registration of such registration statements or the date on which the prospectus in such registration statements ceased to be current.

February 11, 2019

As discussed in the Company’s response to the Staff’s comment number 1 to the response letter submitted by the Company to the SEC on December 6, 2018, based on the Company’s records, 29,180,857 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”), previously registered for resale under the 2014 Registration Statement or the 2016 Registration Statement have been sold by the selling stockholders named in such previous registration statements. The Company respectfully advises the Staff that, from and after the date on which the prospectus in the 2014 Registration Statement was no longer current and the date on which the 2016 Registration Statement was de-registered due to the Company’s reliance on Rule 457(p) of the Securities Act of 1933, as amended (the “Securities Act”), resales by the selling stockholders of the securities previously registered on the 2014 Registration Statement or 2016 Registration Statement were exempt from registration pursuant to Rule 144 under the Securities Act.

Specifically, the Company advises the Staff that:

●
The prospectus in the 2014 Registration Statement, which registration statement was declared effective on May 6, 2014, was current only until March 3, 2015, as the 2014 Registration Statement was not post-effectively amended at the time of the required Section 10(a)(3) update to incorporate by reference the Company’s Form 10-K for the year ended December 31, 2014.
●
Subsequently, the Company’s reliance on Rule 457(p) of the Securities Act in footnote 5 to the fee table in the amendment to the Registration Statement filed September 14, 2018 effected a de-registration of the shares under the 2014 Registration Statement.
●
Since March 3, 2015, the earlier of the date on which the prospectus in the 2014 Registration Statement was no longer current and the date on which the 2014 Registration Statement was de-registered, resales by non-affiliate selling stockholders of the securities previously registered on the 2014 Registration Statement have been exempt from registration pursuant to Rule 144 under the Securities Act.
●
The Company’s reliance on Rule 457(p) of the Securities Act in footnote 5 to the fee table in the amendment to the Registration Statement filed September 23, 2016 effected a de-registration of the shares under the 2016 Registration Statement, which 2016 Registration Statement had been declared effective on February 16, 2016.
●
Subsequently, the prospectus in the 2016 Registration Statement was no longer current after November 11, 2016, in accordance with the Staff’s guidance in Section 1220.6 of the Division of Corporation Finance’s Financial Reporting Manual.
●
Since September 23, 2016, the earlier of the date on which the prospectus in the 2016 Registration Statement was no longer current and the date on which the 2016 Registration Statement was de-registered, resales by non-affiliate selling stockholders of the securities previously registered on the 2016 Registration Statement have been exempt from registration pursuant to Rule 144 under the Securities Act.

February 11, 2019

●
No affiliates of the Company have sold the shares of the Company that were registered for resale by such affiliates as selling stockholders under the 2014 Registration Statement or the 2016 Registration Statement.

2.
Risk Factor disclosure regarding potential liability under Section 5 of the Securities Act related to certain transactions in the Company’s securities that were not registered, the were improperly deregistered or that occurred using a prospectus that did not meet the requirements of Section 10(a) of the Securities Act.

The Company acknowledges the Staff’s comments with respect to the disclosure on p. 7 of the Registration Statement and undertakes to revise such disclosure as follows:

In addition, we may have potential liability for certain sales, offers or issuances of equity securities of the Company in possible violation of federal securities laws. Pursuant to a Registration Statement on Form S-1 (Registration No. 333-208676), declared effective on February 16, 2016 (the “2016 Registration Statement”), the Company sought to register: a primary offering of up to $4,000,000 units, the Common Stock included as part of the units, the warrants included as part of the units, and the Common Stock issuable upon exercise of such warrants; a primary offering of up to $400,000 placement agent warrants and the Common Stock issuable upon exercise of such placement agent warrants; and a secondary offering of 23,545,144 shares of Common Stock held by certain selling stockholders named in the 2016 Registration Statement. The SEC Staff’s interpretations provides that, when an issuer is registering units composed of common stock, common stock purchase warrants, and the common stock underlying the warrants, the registration fee is based on the offer price of the units and the exercise price of the warrants. The registration fee paid did include the fee based on the offer price of the units, allocated to the unit line item in the fee table. Although the fee table in the 2016 Registration Statement included a line item for the Common Stock underlying the warrants, the Company did not include in that line item the fee payable based on the exercise price of $0.08 per share for such warrants, which amount should have been allocated to such line item based on the SEC Staff’s interpretations. As a result, a portion of the securities intended to be registered by the 2016 Registration Statement was not registered. In addition, in a post-effective amendment to the 2016 Registration Statement filed on September 23, 2016, too many placement agent warrants were inadvertently deregistered. The post-effective amendment stated that the Company had issued $180,100 of warrants to the placement agent and therefore deregistered $219,900 of placement agent warrants from the $400,000 total offering amount included in the Registration Statement. The actual warrants issued to the placement agent totaled $240,133.36, based on 3,001,667 Class L warrants issued with a $0.08 exercise price, and only $159,867 should have been deregistered in such post-effective amendment. To the extent that we have not registered or failed to maintain an effective registration statement with respect to any of the transactions in securities described above and with respect to our ongoing offering of shares of Common Stock underlying the warrants, and a violation of Section 5 of the Securities Act did in fact occur, eligible holders of our securities that participated in these offerings would have a right to rescind their transactions, and the Company may have to refund any amounts paid for the securities, which could have a materially adverse effect on the Company’s financial condition. Eligible securityholders have not filed a claim against the Company alleging a violation of Section 5 of the Securities Act with respect to these transactions, but they could file a claim in the future. Furthermore, the ongoing offering of and issuance of shares of Common Stock underlying certain of our warrants from the 2016 Registration Statement may have been in violation of Section 5 of the Securities Act and the rules and regulations under the Securities Act, because we did not update the prospectus in the 2016 Registration Statement for a period of time after the 2016 Registration Statement was declared effective and because our reliance on Rule 457(p) under the Securities Act in an amendment to our Registration Statement on Form S-1 (Registration No. 333-213774) filed on September 23, 2016 effected a deregistration of the securities registered under the 2016 Registration Statement. Eligible securityholders have not filed a claim against the Company alleging a violation of Section 5 of the Securities Act, but they could file such a claim in the future. If a violation of Section 5 of the Securities Act did in fact occur, eligible securityholders would have a right to rescind their transactions, and the Company may have to refund any amounts paid the securities, which could have a materially adverse effect on the Company’s financial condition.

February 11, 2019

We would greatly appreciate your prompt consideration of this response, because the audited financial statements included in the registration statement will need to be updated if the registration is not declared effective by February 14, 2019. If you have any questions about this letter, please do not hesitate to call me at (415) 268-7096 or Dave Lynn at (202) 778-1603.

Very truly yours,

/s/ Murray Indick

Murray Indick

cc:
Kevin A. Richardson III, Acting Chief Executive Officer, SANUWAVE Health, Inc.
Lisa Sundstrom, Chief Financial Officer, SANUWAVE Health, Inc.